SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                             Dated December 19, 2005

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                        Commission File Number: 001-14666

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                            MITTAL STEEL COMPANY N.V.

                 (Translation of registrant's name into English)

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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No X
                                    ---   ---

         If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

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Mittal Steel Company N.V. hereby incorporates this Report on Form 6-K by reference into its Registration Statement on Form S-8 (Registration No. 333-107102) and its Registration Statement on Form F-3 (Registration No. 333-128742), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), to the extent not superseded by documents or reports subsequently filed by Mittal Steel Company N.V. under the Securities Act or the Securities Exchange Act of 1934, as amended.


INDEX
-----

Exhibit 99.1 Press release announcing Mittal Steel Company N.V.'s increase in its shareholding in Mittal Steel Zenica to 92%.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      MITTAL STEEL COMPANY N.V.


Date:  December 19, 2005                              By:    /s/ Henk Scheffer
                                                             -------------------
                                                      Name:  Henk Scheffer
                                                      Title: Company Secretary

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1 Press release announcing Mittal Steel Company N.V.'s increase in its shareholding in Mittal Steel Zenica to 92%.